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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☐	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Greenberg, Jerry A. (Last) (First) (Middle)		Sapient Corporation (SAPE)

	One Memorial Drive	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			12/02
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	Cambridge, MA 02142 (City) (State) (Zip)		☒	Director	☒	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Co-Chairman and Co-Chief Executive Officer

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	Common Stock		12/31/02 (1)				J		5,046,519.0000	A					D

	Common Stock		12/31/02 (1)				J		1,000,000.0000	D					D

	Common Stock		12/31/02 (1)				J		1,000,000.0000	D			16,392,002.0000		D

	Common Stock		12/31/02 (1)				J		5,046,519.0000	D			0.0000		I		1996 8-Year GRAT

	Common Stock		12/31/02				G		354,729.0000	D			244,998.0000		I		2002 CLAT

	Common Stock		12/31/02 (1)				J		1,000,000.0000	A			1,000,000.0000		I		2002 3-Year GRAT

	Common Stock		12/31/02 (1)				J		1,000,000.0000	A			1,000,000.0000		I		2002 Annuity Trust

	Common Stock												2,130,030.0000		I		Remainder Trust 1996

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

	Convertible Note		44.1875		05/06/02				J			226,308.0000(2)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	5/15/02	6/30/03		Common Stock	226,308.0000				0.0000		D

Explanation of Responses:

(1) Transfers involved distributions to or from certain trusts affiliated with Reporting Person which occurred at various times during calendar year 2002 pursuant to the terms of the applicable trust documents.

(2) Represents cancellation of a convertible note that had been issued to third party. As a result of cancellation, third party no longer holds right to receive Sapient stock from Reporting Person. The convertible note had not been converted in whole or in part before cancellation.

/s/ Shawn S. Hoyt	February 14, 2003
Shawn S. Hoyt, as Attorney-in-Fact **Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.